                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                     25, AVENUE KLÉBER, 75116 PARIS, FRANCE
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

         (Indicate  by check  mark  whether  the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F   X                                Form 40-F
                   -----                                        -----
         (Indicate  by check mark  whether the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

         Yes                                          No   X
               -----                                     -----

         (If "Yes" is marked,  indicate  below the file  number  assigned to the
Registrant in connection with Rule 12g3-2(b):_____)

ENCLOSURES:

Press release dated November 20, 2002 "ALSTOM Selects EDS as
Preferred Bidder for IT Outsourcing Project"...................................3

Press release dated November 21, 2002 "ALSTOM Wins Contract in the US for Locomotive Maintenance Worth Over USD 420 Million"..................4

                                                                20 November 2002

                     ALSTOM SELECTS EDS AS PREFERRED BIDDER
                           FOR IT OUTSOURCING PROJECT

ALSTOM has selected the leading global services  company EDS as preferred bidder for a project to outsource the Company's IT infrastructure and related services.
The project  excludes IT hardware  and software  embedded in ALSTOM's  products, equipment and systems.

Under the outsourcing, ALSTOM's IT infrastructure, operations and services in 14 countries - Belgium,  Brazil,  Canada, France,  Germany,  Italy, Mexico, Poland,
Portugal, Spain, Sweden,  Switzerland,  the UK and USA - would be transferred to
EDS. Approximately 1,300 ALSTOM employees in these countries would also transfer to EDS, following appropriate employee consultation.

ALSTOM expects the outsourcing to reduce its IT costs, while delivering improved operational efficiency, and higher IT service and quality levels.

ALSTOM and EDS expect to reach contractual agreement over the coming months.

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23  BILLION AND TODAY EMPLOYS  112,000 PEOPLE IN OVER
70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

EDS, THE LEADING GLOBAL SERVICES  COMPANY,  PROVIDES  STRATEGY,  IMPLEMENTATION,
BUSINESS  TRANSFORMATION  AND  OPERATIONAL  SOLUTIONS  FOR CLIENTS  MANAGING THE
BUSINESS AND TECHNOLOGY COMPLEXITIES OF THE DIGITAL ECONOMY. EDS BRINGS TOGETHER
THE WORLD'S BEST  TECHNOLOGIES TO ADDRESS CRITICAL CLIENT BUSINESS  IMPERATIVES.
IT HELPS CLIENTS ELIMINATE BOUNDARIES,  COLLABORATE IN NEW WAYS, ESTABLISH THEIR
CUSTOMERS' TRUST AND  CONTINUOUSLY  SEEK  IMPROVEMENT.  EDS, WITH ITS MANAGEMENT
CONSULTING SUBSIDIARY,  A.T. KEARNEY,  SERVES THE WORLD’S LEADING  COMPANIES AND
GOVERNMENTS IN 60 COUNTRIES. EDS REPORTED REVENUES OF $21.5 BILLION IN 2001. THE
COMPANY'S  STOCK  IS  TRADED  ON THE NEW YORK STOCK EXCHANGE (NYSE: EDS) AND THE
LONDON STOCK EXCHANGE. LEARN MORE AT WWW.EDS.COM.

Press enquiries:    G. Tourvieille/S. Gagneraud
                    (Tel. +33 1 47 55 23 15) - internet.press@chq.alstom.com
Investor relations: E. Rocolle-Teyssier
                    (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet:  www.alstom.com

                                                                21 November 2002

                  ALSTOM WINS CONTRACT IN THE US FOR LOCOMOTIVE
                     MAINTENANCE WORTH OVER USD 420 MILLION

ALSTOM  has just been  awarded  a  contract  worth  over USD 420  million  (over
€430 million) by Burlington  Northern & Santa Fe Railway  Company (BNSF) for the
maintenance of 434 freight locomotives over a 12 year period.

This new contract confirms  ALSTOM's strategy in transport:  to rapidly grow its service  activities  thanks to its wide range of expertise and to strengthen its positions in North America.

BNSF operates one of the largest railroad  networks in North America with 56 000 kilometres  of track  covering 28 states and two Canadian  provinces.  This vast network covers the western two-third of the United States.

To ensure the highest level of fleet  availability and reliability,  ALSTOM will apply the innovative technique of Conditioned Based Maintenance,  which is based mainly on the performance  and  reliability  analysis of each piece of equipment and each  sub-system.  This  technique  will enable BNSF to achieve  substantial savings on its maintenance costs.

Michel Moreau,  President of ALSTOM's Transport Sector, said: "We are very proud of this latest success in the US, which comes just after the awards, in June and
July this year, of the prestigious Washington and New York metro contracts.
Signing this new order with a partner of BNSF's standing,  establishes ALSTOM in the diesel-electric  locomotive freight market in North America,  and reinforces
ALSTOM's  position as the most  diversified,  worldwide  leader in rolling stock services."

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL  SALES IN  EXCESS  OF  €23 BILLION AND EMPLOYED 112,000 PEOPLE IN OVER 70
COUNTRIES.  ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.
ALSTOM'S  TRANSPORT    SECTOR,  WITH   ANNUAL  SALES  OF  €4.4  BILLION,  IS  AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                ALSTOM

Date: December 6, 2002                    By:   /s/ Philippe Jaffré
                                                --------------------------------
                                                Name:   Philippe Jaffré
                                                Title:  Chief Financial Officer